SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Federal-Mogul Corporation
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   313549 404
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Class A Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended by adding the following:

     On February 25, 2008, Thornwood exercised in full the options set forth in the Option Agreement, acquiring from the Trust 50,100,000 Class B Shares, which automatically converted into Shares upon exercise of the options. Pursuant to the Option Agreement, the aggregate purchase price for these Shares was $900 million, of which: (i) $400 million was satisfied with a 7-year unsecured promissory note, bearing interest at a fixed rate equal to 4.03969% per annum, issued by Thornwood in favor of the Trust, as contemplated by the Option
Agreement; (ii) $125 million was satisfied by the discharge of a 60-day interest-free secured loan made by Thornwood Subsidiary LLC to the Trust, as contemplated by the Supplemental Agreement; and (iii) $375 million was paid in cash by Thornwood to the Trust on February 25, 2008. The source of funding for the $375 million cash payment was the general working capital of Thornwood.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     The information set forth in Item 3 is hereby incorporated by reference into this Item 4. As a result of Thornwood's exercise of the options set forth in the Option Agreement, the Lockup Agreement was terminated in accordance with its terms. In addition, in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Issuer (the "Charter"), (i) all of the Class B Directors (as such term is defined in the Charter) resigned from the Issuer's board of directors and (ii) the remaining directors filled the
vacancies   created  by  such  resignations  with  three  individuals  who  were designated by Thornwood. The individuals designated by Thornwood were James Vandenberghe, George Feldenkreis and James M. Laisure.

     An affiliate of Thornwood has been a party to various agreements with Nineteen Eighty-Nine, LLC ("1989") relating to the purchase and sale of securities of the Issuer. An affiliate of Thornwood has offered to permit 1989 to purchase a portion of the shares acquired by Thornwood as described above at the same price as was paid by Thornwood. If that opportunity is fully exercised by 1989, Thornwood's beneficial ownership of the Issuer's stock would be decreased to 69,377,468 Shares, representing approximately 69.38% of the Issuer's outstanding Shares.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 75,241,924 Shares, representing approximately 75.24% of the Issuer's outstanding Shares, and Ms. Golden owns 34,798 Shares, representing approximately 0.03% of the Issuer's outstanding Shares (in each case, based upon the 100,000,000 Shares stated to be outstanding as of the Effective Date by the Issuer in the Issuer's Form 8-K, filed with the Securities and Exchange Commission on January 3, 2008).

          (b) Thornwood has sole voting power and sole dispositive power with regard to 75,241,924 Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Ms. Golden has sole voting power and sole dispositive power with regard to 34,798 Shares.

          Each of Barberry and Mr. Icahn, by virtue of their relationships to Thornwood (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Thornwood directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 34,798 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

          (c) Except as described in Items 3 and 4, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons or Ms. Golden.

          (d) The Reporting Persons expressly disclaim any membership in any group, as a result of entering into the agreements described in Item 4 or otherwise, with either the Trust or the Issuer or any of the their respective affiliates, and disclaim any beneficial ownership in any Shares held by such persons or entities.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

          Item 6 of the Initial 13D is hereby amended by adding the following:

          The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 6.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2008


THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN



 [Signature Page of Amendment No. 1 to Schedule 13D - Federal-Mogul Corporation]